United States securities and exchange commission logo





                              May 12, 2021

       Randolph Altschuler
       Chief Executive Officer
       Xometry, Inc.
       7529 Standish Place
       Suite 200
       Derwood, MD 20855

                                                        Re: Xometry, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            File No. 377-04654

       Dear Mr. Altschuler:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Our Company, page 1

   1. Please update this section to provide investors with disclosure similar to that contained in your description of
your business model on page 93 where you state that you "concluded that we are principal
in the sale of part(s) and assemblies that use our network of third-
                                                        party manufacturers . .
..." Please ensure that the disclosure in this section clarifies that transactions occur
between you and the buyer, as opposed to between the buyer and seller, and fully explains the
liability and risks that you take on in connection with each order.
   2. Please indicate whether your reference to 43,000 buyers and 5,000 sellers is to unique buyers and sellers.
 Randolph Altschuler
FirstName  LastNameRandolph Altschuler
Xometry, Inc.
Comapany
May        NameXometry, Inc.
     12, 2021
May 12,
Page 2 2021 Page 2
FirstName LastName

3. So that investors can better understand the significance of 40% of active sellers using seller services, please disclose the revenue generated by seller services in 2020.
4. Please disclose the measure by which you are the largest on-demand manufacturing marketplace (ex: revenues, number of buyers, etc.).
Our Opportunity, page 3

5. Please provide a basis for your estimated $260 billion market opportunity.
Use of Proceeds, page 59

6. In this section you disclose that you may use a portion of the proceeds of this offering to pay debt, but in the Liquidity and Capital Resources section, you indicate that you will use proceeds to repay all or a portion of the amount owed under your Amended Loan and
         Security Agreement. Please revise this section to clarify your intent to pay all or a portion of the Amended Loan and Security Agreement with a portion of the proceeds. See
         Instruction No. 4 to Item 504 of Regulation S-K.
Dilution, page 63

7. Please disclose your rationale for not deducting your mezzanine equity in arriving at your historical net tangible book value.
Key Factors Affecting Our Performance , page 67

8. We note you discussion of customer acquisition cost and buyer lifetime value. Please disclose the expenses included in "sales and marketing spend attributed to buyer acquisition" that is used in your calculation of CAC. Please also disclose how you calculate LTV, as the current reference to Monte Carlo simulations of Markov chain stochastic models is unclear. Please describe the calculations so that investors understand the significance of the LTV/CAC ratio you present. Please also disclose how you calculated the ratio for the year ended December 31, 2020, and whether this ratio is comparable to the ratio for prior years.
9. Please disclose what it means where you provide the number of sellers that have used your platform during the last twelve months, as it is unclear what "used" refers to in this context. Please also clarify whether you include sellers that are approved to manufacture a product as well as sellers that have used your seller services, as we note your definition of "seller" on page 1 includes both. If so, please indicate whether a seller that falls within both categories is counted twice, and indicate the percentage of sellers using seller services that are included in the numbers for December 31, 2019 and 2020. We note in particular that you launched seller services in 2019 and 2020.
10. Please define the term "active sellers" and explain how it differs from your use of the term
         "sellers."
 Randolph Altschuler
Xometry, Inc.
May 12, 2021
Page 3
Certain Relationships and Related Party Transactions, page 121

11. It appears that the table at the top of page 121 relates to the preferred stock financing section on the previous page. Please confirm.
Consolidated Financial Statements
(2) Summary of Significant Accounting Policies
(k) Revenue, page F-10

12. We reference that your revenue is diversified, generated from a broad mix of manufacturing processes and buyers come from several industries on page 65. Please explain to us how you considered the guidance in ASC 606-10-50-5 and 55-89 through
         55-91 related to disaggregation of revenues and in ASC 280-10-50-40 related to information about products and services.
(15) Segments, page F-25

13. We assume, based upon your disclosures, that your U.S. segment met the criteria in ASC
         280-10-50-12 for both 2019 and 2020, but that your Europe segment only met the criteria for 2020. Please provide the required segment information for 2019 for your
         U.S. segment. Also, provide the required segment information for 2019 for your Europe segment or tell us in detail and disclose why it is impractical to present. Refer to ASC
         280-10-50-17.
       You may contact Scott Stringer at 202-551-3272 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry at 202-551-3621 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameRandolph Altschuler                           Sincerely,
Comapany NameXometry, Inc.
                                                                Division of
Corporation Finance
May 12, 2021 Page 3                                             Office of Trade
& Services
FirstName LastName